ONE FINANCIAL CENTER 100 S.E. THIRD AVENUE, 8TH FLOOR P.O. BOX 9748 FORT LAUDERDALE, FL 33310-9748 954.759.2764 DIRECT 954.462.4150 MAIN 954.462.4260 FAX bpearlman@ralaw.com

August 4, 2009

VIA FEDERAL EXPRESS United States Securities and Exchange Commission Division of Corporate Finance Mail Stop 4631 450 Fifth Street, N.W. Washington, DC 20549

Re:

Divine Skin, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed July 2, 2009

File No. 0-53680

Dear Sir and Madam:

On behalf of Divine Skin, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated July 13, 2009.  Each of our responses has been numbered to be consistent with the Comments on the Comment Letter.  In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

Business of the Company, page 1

COMMENT 1.

Please disclose more detail about the activities of Sigma and Polaris.  For instance, which products are created and/or distributed by these entities?

Response:

The text has been revised to provide more detail about the activities of Sigma and Polaris.

Products, page 2

COMMENT 2.

We note your response to prior comment 3; however, please provide support for the remaining claims contained in your registration statement. See, without limitation, the statements made about your product lines on pages 3, F-6 and F-26. Please discuss in greater detail any clinical studies you reference.

August 4, 2009

Response:

The text has been revised on pages 3, F-6 and F-26 to further eliminate product claims and references to clinical studies.

Regulation, page 6

COMMENT 3.

We note your response to prior comment 11; however, please state clearly, if true, that your products are not currently subject to any specific regulations. If you believe that they are likely subject to certain regulations, then please discuss this.

Response:

The regulation section has been further revised to clarify potential regulatory matters.

Management's Discussion and Analysis, page 15

COMMENT 4.

We have read your response to comment 15. Please revise your filing to disclose to-date advances made to the failed related company, as previously requested.

Response:

The text has been revised to disclose the amount of advances made to date to the failed related company.

Results of Operations, page 17

COMMENT 5.

We have read your response to comment 16. As previously requested, please expand your discussion in the business section to provide your detailed explanation of how your products were manufactured during the periods presented. We note, in particular, such disclosure would appear most relevant under the Manufacturing and Suppliers section on page 4.

Response:

The text under “Manufacturing and Suppliers” has been revised to provide a detailed explanation of how the Company’s products have been manufactured.

COMMENT 6.

We have read your response to comment 17. You have responded that you updated the disclosure to indicate that the $8,795 of other income in the first quarter of 2009 was primarily the result of reversing certain accruals that were no longer required. We note that no such revision has been made to your filing. Please revise accordingly. Also, as the other income (expenses) balance of $8,938 may include offsetting amounts, please tell us the gross amounts attributable to reversing certain accruals, and explain the nature of such accruals.

August 4, 2009

Response:

The disclosure under “Other Income” has been revised to indicate that the $8,795 of other income in the first quarter of 2009 was primarily the result of reversing certain accruals that were no longer required.  The gross amounts attributable to reversing certain accruals were nominal and as such, no further material disclosure is provided.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

ROETZEL & ANDRESS

Brian A. Pearlman

BAP/sm